February 4, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Tamika Sheppard, Laura Crotty, Jenn Do and Angela Connell

Re:	Sionna Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-284352

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between February 3, 2025 and the date hereof, we effected the distribution of approximately 3,882 copies of the Company’s Preliminary Prospectus dated February 3, 2025 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We have complied and will comply and have been informed by the other participating underwriters that they have complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:01 p.m., Eastern Time, on February 6, 2025, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

TD SECURITIES (USA) LLC

STIFEL, NICOLAUS & COMPANY,
INCORPORATED

GUGGENHEIM SECURITIES, LLC

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Fisk
Name:	Ryan Fisk
Title:	Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Mariel Healy
Name:	Mariel Healy
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY,
INCORPORATED

By:	/s/ Ken Clausman
Name:	Ken Clausman
Title:	Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Thomas Burkly
Name:	Thomas Burkly
Title:	Senior Managing Director

[Signature Page to Request for Acceleration of Effectiveness]